Filed Pursuant to Rule 433

Registration No. 333-274646

October 26, 2023

Final Term Sheet

PRICING TERM SHEET

October 26, 2023

M&T Bank Corporation

$750,000,000 7.413% Fixed Rate/Floating Rate Senior Medium-Term Notes, Series A due 2029 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	Baa1 / BBB+ / A / A (high) (Outlook: Stable / Stable / Negative / Negative) (Moody’s / S&P / Fitch / DBRS)

Offering Format:	SEC Registered

Trade Date:	October 26, 2023

Settlement Date:	October 30, 2023

Title:	7.413% Fixed Rate/Floating Rate Senior Notes due 2029

Principal Amount:	$750,000,000

Maturity Date:	October 30, 2029

Fixed Rate Period:	From and including October 30, 2023 to, but excluding, October 30, 2028

Floating Rate Period:	From and including October 30, 2028 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	7.413%

Floating Rate Interest Rate	Compounded SOFR, determined as set forth under “Description of the Notes—Interest and Interest Rates—Floating Rate Notes—SOFR Notes—Compounded SOFR Index Notes” in the Prospectus Supplement plus 2.800%

Price to Public:	100.000%

Fixed Rate Yield:	7.413%

Fixed Rate Spread to Benchmark Treasury:	+ 260 bps

Fixed Rate Benchmark Treasury:	4.625% UST due September 30, 2028

Fixed Rate Benchmark Treasury Price / Yield:	99-05 3⁄4 / 4.813%

Fixed Rate Interest Payment Dates:	With respect to the Fixed Rate Period, semi-annually in arrears on each April 30 and October 30, commencing April 30, 2024 and ending on October 30, 2028

Floating Rate Interest Payment Dates:	With respect to the Floating Rate Period, interest will be payable quarterly in arrears on January 30, April 30, July 30 and the Maturity Date, commencing on January 30, 2029

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:

With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).

With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

Observation Period:	With respect to each Interest Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Interest Determination Dates:	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

U.S. Government Securities Business Day:	Any day that is not a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any success thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count:	30 / 360 with respect to the Fixed Rate Period ACT / 360 with respect to the Floating Rate Period

Day Count Convention:	With respect to the Fixed Rate Period, following business day, unadjusted. With respect to the Floating Rate Period, modified following business day.

CUSIP / ISIN:	55261F AS3 / US55261FAS39

Underwriters’ Discount	0.143%

Proceeds to Issuer (before expenses)	$748,927,500

Denominations	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after April 27, 2024 (180 days following the issue date) and before October 30, 2028, in whole or in part, at a make-whole redemption price based on the treasury rate plus 40 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on October 30, 2028, in whole but not in part, or on or after September 30, 2029 (30 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption” of the Prospectus Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of the Notes—Optional Redemption” in the Prospectus Supplement.

Joint Book-Running Managers:	BofA Securities, Inc. M&T Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus), a prospectus supplement and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the preliminary pricing supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting your BofA Securities, Inc., M&T Securities, Inc., Morgan Stanley & Co. LLC, or RBC Capital Markets, LLC sales representatives.

This pricing term sheet supplements the preliminary pricing supplement issued by M&T Bank Corporation on October 26, 2023 relating to the accompanying prospectus and prospectus supplement, each dated September 22, 2023.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.